M

Masterworks <notification@masterworks.com>
to selbedeiwy+masterworks

Hi ,

Today, we're launching a work that features one of [Banksy's most iconic images](): *Girl with Balloon*.

This motif, which also appears in the most expensive work Banksy has ever sold at auction, the viral *Love is in the Bin*, has become one of the most recognizable images in contemporary art.



Our Offering



Love is in the Bin

You have proceeds from your recent Joan Mitchell exit that we are working with you to distribute now. If you'd like to reinvest those funds into this new Banksy offering, there is still an opportunity to do so.

Click here to review the offering details and place your order, and view the offering circular below. If we don't hear from you, we will continue to process your distribution as planned.

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007